SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SUMARY OF DECISIONS

59th SHAREHOLDERS’ ORDINARY GENERAL MEETING

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

CENTRAIS ELÉTRICAS BRASILEIRAS S/A - ELETROBRAS ("Company"), in compliance with the provisions of item IX of article 21 of CVM Instruction 480/2009, informs the Shareholders and the market in general the Summary of Resolutions taken at the 59th Shareholders' Ordinary General Meeting held on this date.

The Shareholders attending the 59th Annual General Meeting decided:

1      To approve by majority the Management's accounts and the Company's Complete Financial Statements, related to the fiscal year ended on December 31, 2018, together with the Administration Report, Decision of the Board of Directors and Legal Opinion of the Fiscal Council;

2      To approve by majority the Company's proposal for allocation of the result related to the fiscal year ended on December 31, 2018, with constitution of retention reserve of Profits, according to article 196 of Federal Law 6,404/1976 as follows:

This document may contain estimates and projections that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute forward-looking statements and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "may", "estimate", "continue", "anticipate", "intend", "expect" and the like are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of electric energy use by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric power plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and projections refer only to the date they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

3      By the election of the following member of the Board of Directors:

ELECTION BY CANDIDATE
Wilson Ferreira Júnior
José Guimarães Monforte
Mauro Gentile Rodrigues Cunha
Vicente Falconi Campos
Ruy Flaks Schneider
Bruno Eustáquio Ferreira Castro de Carvalho
Ricardo Brandão Silva
Marcelo de Siqueira Freitas

REPRESENTATIVES OF MINORITY SHAREHOLDERS BY SEPARATE ELECTION – ORDINARY SHARES

Daniel Alves Ferreira

REPRESENTATIVES OF MINORITY SHAREHOLDERS BY SEPARATE ELECTION – PREFERRED SHARES

Felipe Villela Dias

REPRESENTATIVES OF COMPANY EMPLOYEES
Luiz Eduardo dos Santos Monteiro

This document may contain estimates and projections that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute forward-looking statements and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "may", "estimate", "continue", "anticipate", "intend", "expect" and the like are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of electric energy use by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric power plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and projections refer only to the date they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

4      By the election of the following effective members and alternates to compose the Fiscal Council:

EFFECTIVE	ALTERNATES
INDICATED BY THE CONTROLLING SHARESHOLDER
José Roberto Bueno Junior	Lorena Melo Silva Perim
Thaís Márcia Fernandes Matano Lacerda	Dário Spegiorin Silveira
ELECTION OF THE FISCAL COUNCIL IN SEPARATE – COMMON SHARES
Patricia Valente Stierli	Gaspar Carreira Júnior
ELECTION OF THE FISCAL COUNCIL IN SEPARATE – PREFERRED SHARES
Mário Daud Filho	Giuliano Barbato Wolf

5      To approve by majority the determination of the overall remuneration of Directors, members of the Board Company and of the members of the Audit and Risk Committee, according to the decision in TCU Judgment No. 830/2019 of 10.4.2019, that the payments made by the Directors and other members of statutory bodies of Eletrobras the same amounts as those approved at the 58th financial year 2018/2019 and, according to Technical Note 5667/2018-MP, dated 24.04.2018:

a) to set at R$ 10,759,950.95 the global compensation to be paid to the administrators of this company, in the period between April 2019 and March 2020;

b) to recommend compliance with the individual limits defined by SEST, highlighting its competence to set these limits for the twelve-month period, by item and by position, with manifestation according to the attached table, within the global limit defined in item a ";

c) delegate to the Board of Directors the power to authorize the effective monthly payment of the remuneration, observing the global and individual limits set forth in items "a" and "b", respectively;

d) set the monthly fees of the members of the Board of Directors at one tenth of the average monthly remuneration of the members of the Board of Executive Officers, excluding the amounts related to additional vacations and benefits;

e) expressly prohibit the transfer of any benefits that may eventually be granted to employees of the company, on the occasion of the formalization of the Collective Labor Agreement (ACT) on its respective base date;

f) prohibit the payment of any item of remuneration not deliberated in this meeting for administrators, including benefits of any nature and representation funds, under the terms of Law 6,404/76, art. 152;

g) if there is a Director in the position of assignee (public servant or employee of another state-owned company), Decree No. 9,144/2017 must be observed and the maximum remuneration to be reimbursed is the individual limit approved for each Director.

This document may contain estimates and projections that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute forward-looking statements and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "may", "estimate", "continue", "anticipate", "intend", "expect" and the like are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of electric energy use by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric power plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and projections refer only to the date they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

h) if any Director is an employee of the company, his contract of employment shall be suspended, in the form of the summons nº 269 of the TST;

i) condition the payment of the "quarantine" to the approval of the Public Ethics Committee of the Presidency of the Republic - CEP/PR, in accordance with current legislation; and

j) condition the payment of the Annual Variable Remuneration - RVA of the directors to the strict compliance with the terms and conditions contained in the Program of Corporate Goals previously approved by SEST for this Company;

k) to fix the monthly fees of the members of the Fiscal Council in one tenth of the average monthly remuneration of the members of the Board of Executive Officers, excluding the amounts related to additional vacations and benefits; and

l) to set the monthly fees of the members of the Audit Committee at 60% of the average monthly remuneration of the members of the Executive Board, excluding values relating to additional vacation and benefits.

Lastly, we inform you that the request for voting by multiple vote process for the General Election of the Board of Directors has been withdrawn by the Fund for Investment in Shares Dynamic Energy and Banclass Fund for Investment in Shares.

Rio de Janeiro, April 29, 2019

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and projections that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute forward-looking statements and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "may", "estimate", "continue", "anticipate", "intend", "expect" and the like are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of electric energy use by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric power plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and projections refer only to the date they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 29, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.